REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2013

Guadalajara, Jalisco, Mexico, July 25, 2013 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its consolidated results for the second quarter ended June 30, 2013. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of Second Quarter 2013 vs. Second Quarter 2012:

• The sum of aeronautical and non-aeronautical revenues increased Ps. 84.6 million (8.0%). Total revenues increased Ps. 42.5 million (3.5%).

• Cost of services increased Ps. 30.3 million (12.4%).

• Operating Income increased Ps. 29.3 million (5.6%).

• EBITDA increased Ps. 48.9 million (6.7%) in 2Q13 compared to 2Q12. EBITDA margin (excluding the effects of IFRIC 12) decreased from 68.3% in 2Q12 to 67.5% in 2Q13.

• Net income and comprehensive income decreased by Ps. 2.6 million (0.7%).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Rafael Borja
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01(33) 38801100 ext 202	Tel: 212 406 3691/ 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

Operating Results

During the second quarter of 2013, total terminal passengers increased by 326.8 thousand passengers, representing a 6.3% increase as compared to the same period of 2012. Domestic and international passenger traffic increased by 216.7 thousand passengers and 110.2 thousand passengers, respectively.

The growth in total passenger traffic during the second quarter of 2013 was mainly driven by increases at the airports of Guadalajara (6.6%), Los Cabos (12.9%) and Tijuana (8.0%), whose traffic rose by 119.6 thousand, 97.6 thousand and 74.1 thousand passengers, respectively. On the other hand, there were decreases in passenger traffic at the airports of Mexicali (2.4%), Morelia (1.5%) and La Paz (0.2%), which experienced a decline in the volume of total passenger traffic of 3.1 thousand, 1.5 thousand and 0.2 thousand passengers, respectively.

It is important to mention the opening of the following routes during 2Q13:

Domestic Routes:

International Routes:

Second Quarter Report 2013	Page 2 of 19

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Second Quarter Report 2013	Page 3 of 19

Total Terminal Passengers (in thousands):

Second Quarter Report 2013	Page 4 of 19

Second Quarter 2013 Consolidated Results

Second Quarter Report 2013	Page 5 of 19

Revenues (2Q13)

•	Aeronautical revenues increased Ps. 40.7 million, or 5.0%.

•	Non-aeronautical revenues rose Ps. 43.9 million, or 18.0%.

•	Revenues from improvements to concession assets decreased Ps. 42.1 million, or 26.2%.

•	Total revenues increased Ps. 42.5 million (3.5%).

-	Aeronautical revenues
Aeronautical revenues rose by Ps. 40.7 million due to increases in revenues from passenger charges, which stemmed from the growth in total passenger traffic.  Services for passenger and carry-on baggage inspection, as well as revenues from the operation of airbuses and passenger walkway operations, decreased by a combined Ps. 4.6 million. The decrease in revenues from airbuses and passenger walkway operations was primarily due to the fact that the Company stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider. In 2Q12, these services had represented revenues of Ps. 5.9 million.

-	Non-aeronautical revenues
Non-aeronautical revenues increased Ps. 43.9 million, due to the increase in revenues from business lines operated by third parties, which rose by Ps. 32.2 million (21.2%); revenues from business lines directly operated by the Company increased Ps. 15.2 million.  These increases were partially offset by Ps. 3.5 million (14.9%) decline in cost recovery, due to the fact that the checked baggage inspection service previously provided to Volaris was suspended upon Volaris’ request in July 2012.

Second Quarter Report 2013	Page 6 of 19

-  Revenues from improvements to concession assets
Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 42.1 million, or 26.2%, due to the fact that committed investments for 2013 will be 27.9% lower than the investments undertaken in 20121.

Total operating expenses in 2Q13 increased Ps. 13.2 million, or 1.9%, compared to 2Q12.

-	In 2Q13, cost of services increased Ps. 30.3 million, or 12.4% compared to 2Q12, mainly due to:

- Other operating expenses increased Ps. 16.5 million, or 55.2%, due to the fact that during 2Q13, the Company posted a Ps. 7.9 million increase in the reserve for doubtful accounts, a Ps. 4.5 million increase in professional fees, Ps. 1.9 million in supplies in our convenience stores and Ps. 1.2 million for other supplies, among others.

- Maintenance costs increased by Ps. 12.6 million (30.2%) compared to 2Q12, due mainly to the postponement to 2Q13 of certain maintenance that had been scheduled for 1Q13, such as certain maintenance of terminal buildings, equipment, machinery, platforms and runways.

- Security and insurance costs increased Ps. 1.8 million (4.4%) compared to 2Q12.

- Services costs increased by Ps. 0.8 million (2.1%).

-  Personnel costs decreased by Ps. 1.4 million (1.5%).

-	Cost of improvements to concession assets (IFRIC 12) decreased Ps. 42.1 million (26.2%) during 2Q13. These amounts are determined based on the construction and improvements commitments made in the Company’s Master Development Programs for each period and do not have cash impact nor an impact on the operating results of the Company.

Operating margin increased 80 basis points, from 43.1% in 2Q12 to 43.9% in 2Q13. Excluding the effects of IFRIC 12, operating margin decreased 110 basis points from 49.6% in 2Q12 to 48.5% in 2Q13. The nominal value of operating income increased Ps. 29.3 million, or 5.6%.

EBITDA margin increased 190 basis points, from 59.3% in 2Q12 to 61.2% in 2Q13. Excluding the effects of IFRIC 12, EBITDA margin decreased 80 basis points, from 68.3% in 2Q12 to 67.5% in 2Q13.  The nominal value of EBITDA increased Ps. 48.9 million, or 6.7%.

_______________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results.  All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

Second Quarter Report 2013	Page 7 of 19

Finance expense increased Ps. 46.5 million in 2Q13 compared to 2Q12, from an income of Ps. 28.9 million in 2Q12 to an expense of Ps. 17.6 million in 2Q13. Interest went from an income of Ps. 3.8 million in 2Q12 to an expense of Ps. 44.3 million in 2Q13, which represented a net expense of Ps. 48.1 million, mainly due to: i) lower capitalization of interest on bank loans in 2Q13, which increased financial expenses by Ps. 8.9 million, ii) a Ps. 28.0 million decrease in the market value of Pemex bonds, and iii) during 2Q13, the interest rate decreased slightly, as well as a lower balance in our cash and cash equivalents which stemmed a lower interest gain of Ps. 11.2 million compared to 2Q12.

Net income and comprehensive income for 2Q13 decreased by Ps. 2.6 million, or 0.7%, compared to 2Q12. Earnings before income taxes decreased from Ps. 555.8 million in 2Q12 to Ps. 538.5 million in 2Q13, representing a decrease of Ps. 17.2 million.  Income tax went from Ps. 205.1 million in 2Q12 to Ps. 190.4 million in 2Q13, which generated a net benefit of Ps. 14.7 million.

Second Quarter Report 2013	Page 8 of 19

First Half 2013 Consolidated Results

Second Quarter Report 2013	Page 9 of 19

Revenues (1H13)

•	Aeronautical revenues increased by Ps. 88.0 million (5.3%).
•	Non-aeronautical revenues increased by Ps. 94.6 million (19.7%).
•	Revenues from improvements to concession assets decreased Ps. 84.2 million (26.2%).
•	Total revenues increased Ps. 98.4 million (4.0%).

-	Aeronautical revenues
Aeronautical revenues increased Ps. 88.0 million due to higher passenger charges. Revenues from passenger and carry-on baggage inspection services and from the operation of airbuses and passenger walkways together decreased Ps. 7.9 million. The decrease in revenues from airbuses and passenger walkway was primarily due to the fact that the Company stopped operating directly since November 2012, whereupon they were taken over by a third-party provider. In 1H12, these services had represented revenues of Ps. 10.4 million.

-	Non-aeronautical revenues
Non-aeronautical revenues increased Ps. 94.6 million, primarily due to an increase of Ps. 63.8 million in revenues from business lines operated by third parties, as well as an increase in revenues from business lines directly operated by the Company of Ps. 36.1 million. This increase was offset by a Ps. 5.3 million (11.7%) decrease in cost recovery, due to the fact that the checked baggage inspection service previously provided to Volaris was suspended upon Volaris’ request in July 2012.

Second Quarter Report 2013	Page 10 of 19

-	Revenues from improvements to concession assets
Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 84.2 million, or 26.2%, due to a decrease in committed investments for 2013, which will be 27.9% lower than the investments undertaken in 2012.

Total operating costs in 1H13 decreased Ps. 11.8 million, or 0.8%, compared to 1H12.

-	Cost of services in 1H13 increased Ps. 15.8 million (3.1%) compared to 1H12, mainly due to:

-
Other operating costs increased Ps. 11.9 million (15.0%), mainly due to the fact that during 1H13 the Company incurred higher costs for the reserve for doubtful accounts of Ps. 5.3 million, supplies for convenience stores for Ps. 3.7 million and professional fees for Ps. 2.8 million, among others.

-	Security and insurance costs increased Ps. 2.5 million (3.1%) in 1H13 compared to 1H12.

-	Employee costs increased Ps. 1.6 million (0.8%) compared to 1H12.

-	Services costs in 1H13 increased by Ps. 0.6 million (1.0%) compared to 1H12.

-	Maintenance costs decreased Ps. 0.9 million (1.0%) compared to 1H12.

-	Cost of improvements to concession assets (IFRIC 12) decreased Ps. 84.2 million (26.2%) in 1H13.

Operating margin in 1H13 increased 270 basis points, from 42.6% in 1H12 to 45.3% in 1H13. Operating margin, excluding the effects of IFRIC 12, increased 90 basis points, from 49.0% in 1H12 to 49.9% in 1H13. The nominal value of operating income increased Ps. 110.2 million, or 10.5%.

EBITDA margin increased 370 basis points from 58.7% in 1H12 to 62.4% in 1H13. EBITDA margin, excluding the effects of IFRIC 12, increased 120 basis points, from 67.5% in 1H12 to 68.7% in 1H13. The nominal value of EBITDA increased Ps. 151.1 million (10.4%).

Finance expense increased Ps. 63.0 million in 1H13 compared to 1H12, from an income of Ps. 6.8 million in 1H12 to a loss of Ps. 56.2 million in 1H13. Interest went from an income of Ps. 5.1 million in 1H12 to an expense of Ps. 58.1 million in 1H13, which represented a net expense of Ps. 63.2 million, due to: i) lower capitalization of interest on bank loans in 1H13, which increased finance expenses by Ps. 16.7 million, ii) a Ps. 35.9 million decrease in the price of Pemex bonds, and iii) a slight decrease in interest rates during 1H13 and a lower average amount of cash and cash equivalents, caused interest income to be Ps. 9.7 million lower, among other factors.

Second Quarter Report 2013	Page 11 of 19

Net income and comprehensive income in 1H13 rose by Ps. 109.7 million, or 14.1%, compared to 1H12. Earnings before taxes rose from Ps. 1,059.5 million in 1H12 to Ps. 1,106.7 million in 1H13, representing an increase of Ps. 47.2 million, while income taxes decreased Ps. 62.4 million, from Ps. 283.9 million in 1H12 to Ps. 221.4 million in 1H13. This effect was caused by an increase in the deferred income tax benefit, due to a higher inflation in 1H13 of 0.5%.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first half of 2013 were Ps. 1,756.5 million, resulting from average aeronautical revenues of Ps. 146.7 per WLU. Regulated revenues accounted for 68.4% of total revenues and 75.4% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company has complied for the year 2011. The 2012 review is currently underway.

Statement of Financial Position

As of June 30, 2013, the Company had a balance of cash and cash equivalents of Ps. 1,618.8 million. The amount of cash includes guaranteed deposits from airlines of Ps. 394.7 million.

As of June 30, 2013, the Company’s principal assets consisted of the net balance of the airport concessions’ value of Ps. 10,037.4 million, rights to use airport facilities of Ps. 1,242.1 million and improvements to concession assets, machinery and equipment, improvements to leased buildings, as well as advanced payments to suppliers of a combined Ps. 5,832.6 million. These balances represented approximately 41.0%, 5.1% and 23.8% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 270.9 million as of June 30, 2013 as compared to June 30, 2012.  This increase was due to the fact that the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation.  As a result, the book values are lower than the taxable values, which do recognize inflationary effects, and are therefore the primary driver of the increase in deferred income taxes.

CAPEX

During the first half of 2013, the Company invested Ps. 319.4 million in capital expenditures, mainly for investments carried out during the first half of 2013, as well as for investments for which payment was pending at the close of 2012, in accordance with IAS 7 “Statement of Cash Flows”.

Second Quarter Report 2013	Page 12 of 19

Recent Events

•
On April 25, 2013, GAP paid the first portion of the dividend to shareholders in the amount of Ps. 907.5 million, corresponding to the total dividend of Ps. 1,210.0 million that was approved at the Annual General Ordinary Shareholders’ Meeting held April 16, 2013. The remaining amount of Ps. 302.5 million will be paid prior to November 30, 2013.

•	On July 10, 2013, the Company received Ps. 60.6 million for the second installment of an additional simple credit line from BBVA, which was granted on April 10, 2013.

Changes to Accounting Policies

Beginning January 1, 2013, the following International Financial Reporting Standards (“IFRS”) came into effect:

IFRS 13, “Fair Value Measurement”.
Amendment to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities”.
Amendment to IFRS “Annual improvements 2009-2011 cycle, except for the amendments to IAS”.
Amendment to IAS 1, “Presentation of Items of Other Comprehensive Income”.

Financial Statements for the consolidated period ended June 30, 2013 have been prepared in accordance with IFRS 34, “Interim Financial Reporting”.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Second Quarter Report 2013	Page 13 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q12	2Q13	Change	1H12	1H13	Change
Guadalajara						
Aeronautical services	298,671	313,170	4.9%	582,394	612,070	5.1%
Non aeronautical services	88,377	94,420	6.8%	167,073	184,216	10.3%
Improvements to concession assets (IFRIC 12)	34,517	68,665	98.9%	69,034	137,329	98.9%
Total Revenues	**421,565**	**476,256**	**13.0%**	**818,501**	**933,614**	**14.1%**
Operating Income	236,793	245,677	3.8%	446,551	482,556	8.1%
EBITDA	**292,689**	**304,440**	**4.0%**	**558,270**	**600,495**	**7.6%**
Tijuana						
Aeronautical services	122,372	128,203	4.8%	229,972	248,340	8.0%
Non aeronautical services	28,133	32,811	16.6%	53,304	64,384	20.8%
Improvements to concession assets (IFRIC 12)	4,051	2,719	-32.9%	8,102	5,437	-32.9%
Total Revenues	**154,555**	**163,732**	**5.9%**	**291,379**	**318,161**	**9.2%**
Operating Income	65,042	72,577	11.6%	112,813	140,484	24.5%
EBITDA	**96,539**	**105,260**	**9.0%**	**174,935**	**205,838**	**17.7%**
Puerto Vallarta						
Aeronautical services	99,758	100,844	1.1%	254,528	257,801	1.3%
Non aeronautical services	38,560	40,779	5.8%	81,895	87,044	6.3%
Improvements to concession assets (IFRIC 12)	24,161	2,014	-91.7%	48,322	4,028	-91.7%
Total Revenues	**162,479**	**143,637**	**-11.6%**	**384,746**	**348,874**	**-9.3%**
Operating Income	62,976	63,294	0.5%	180,036	184,695	2.6%
EBITDA	**92,201**	**94,744**	**2.8%**	**238,488**	**248,092**	**4.0%**
Los Cabos						
Aeronautical services	135,976	151,826	11.7%	280,916	311,443	10.9%
Non aeronautical services	56,920	84,049	47.7%	113,680	170,017	49.6%
Improvements to concession assets (IFRIC 12)	70,012	3,860	-94.5%	140,023	7,720	-94.5%
Total Revenues	**262,907**	**239,735**	**-8.8%**	**534,621**	**489,181**	**-8.5%**
Operating Income	114,575	132,857	16.0%	239,005	280,686	17.4%
EBITDA	**141,893**	**173,687**	**22.4%**	**293,800**	**363,279**	**23.6%**

Second Quarter Report 2013	Page 14 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	2Q12	2Q13	Change	1H12	1H13	Change
Hermosillo						
Aeronautical services	41,747	43,943	5.3%	81,518	83,828	2.8%
Non aeronautical services	7,475	9,946	33.1%	14,779	18,862	27.6%
Improvements to concession assets (IFRIC 12)	1,716	101	-94.1%	3,432	201	-94.1%
Total Revenues	**50,938**	**53,990**	**6.0%**	**99,729**	**102,891**	**3.2%**
Operating Income	20,240	21,310	5.3%	35,342	38,661	9.4%
EBITDA	**31,026**	**32,127**	**3.6%**	**56,941**	**60,371**	**6.0%**
Guanajuato						
Aeronautical services	38,747	38,528	-0.6%	75,353	76,017	0.9%
Non aeronautical services	9,082	9,944	9.5%	17,728	18,854	6.4%
Improvements to concession assets (IFRIC 12)	10,332	2,180	-78.9%	20,664	4,360	-78.9%
Total Revenues	**58,161**	**50,653**	**-12.9%**	**113,745**	**99,231**	**-12.8%**
Operating Income	18,245	19,038	4.3%	34,206	37,648	10.1%
EBITDA	**27,982**	**29,314**	**4.8%**	**53,690**	**57,553**	**7.2%**
Others (1)						
Aeronautical services	81,585	83,046	1.8%	163,764	166,995	2.0%
Non aeronautical services	15,287	15,829	3.5%	31,438	31,115	-1.0%
Improvements to concession assets (IFRIC 12)	15,990	39,126	144.7%	31,981	78,252	144.7%
Total Revenues	**112,862**	**138,000**	**22.3%**	**227,182**	**276,362**	**21.6%**
Operating Income	3,537	- 1,590	-144.9%	4,660	5,094	9.3%
EBITDA	**35,557**	**29,308**	**-17.6%**	**68,873**	**67,189**	**-2.4%**
Total						
Aeronautical services	818,855	859,561	5.0%	1,668,446	1,756,494	5.3%
Non aeronautical services	243,833	287,778	18.0%	479,897	574,492	19.7%
Improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%	321,558	237,327	-26.2%
Total Revenues	**1,223,468**	**1,266,002**	**3.5%**	**2,469,901**	**2,568,313**	**4.0%**
Operating Income	521,408	553,163	6.1%	1,052,613	1,169,825	11.1%
EBITDA	**717,888**	**768,881**	**7.1%**	**1,444,997**	**1,602,815**	**10.9%**

(1) "Others" include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Second Quarter Report 2013	Page 15 of 19

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

Second Quarter Report 2013	Page 16 of 19

Exhibit C: Consolidated Statement of Cash flows (in thousands of pesos):

Second Quarter Report 2013	Page 17 of 19

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

2Q12	2Q13	Change	1H12	1H13	Change
Revenues						
Aeronautical services	818,855	859,561	5.0%	1,668,446	1,756,494	5.3%
Non aeronautical services	243,833	287,778	18.0%	479,897	574,492	19.7%
Improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%	321,558	237,327	-26.2%
Total revenues	**1,223,468**	**1,266,002**	**3.5%**	**2,469,901**	**2,568,313**	**4.0%**
Operating costs						
Costs of services:	245,294	275,641	12.4%	514,247	530,073	3.1%
Employee costs	96,481	95,065	-1.5%	198,797	200,398	0.8%
Maintenance	41,850	54,498	30.2%	90,887	89,975	-1.0%
Safety, security & insurance	40,509	42,310	4.4%	81,016	83,552	3.1%
Utilities	36,515	37,288	2.1%	63,801	64,446	1.0%
Other	29,939	46,480	55.2%	79,747	91,702	15.0%
Technical assistance fees	38,339	40,734	6.2%	76,471	84,278	10.2%
Concession taxes	52,740	57,020	8.1%	106,666	115,785	8.5%
Depreciation and amortization	199,243	218,816	9.8%	398,124	438,970	10.3%
Other expense (income)	196	- 1,064	-643.1%	134	- 1,036	-875.6%
Cost of improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%	321,558	237,327	-26.2%
Total operating costs	**696,592**	**709,810**	**1.9%**	**1,417,201**	**1,405,397**	**-0.8%**
Operating income	**526,876**	**556,192**	**5.6%**	**1,052,701**	**1,162,917**	**10.5%**
Finance income (expense)	28,900	- 17,647	-161.1%	6,757	- 56,215	-932.0%
Earnings before income taxes	**555,775**	**538,545**	**-3.1%**	**1,059,458**	**1,106,701**	**4.5%**
Income taxes	- 205,123	- 190,442	-7.2%	- 283,876	- 221,442	-22.0%
Net income and comprehensive income	**350,654**	**348,103**	**-0.7%**	**775,582**	**885,259**	**14.1%**

Second Quarter Report 2013	Page 18 of 19

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under capital stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS.  Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS.

Exhibit F: Other Operating Data (in thousands of pesos):

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Second Quarter Report 2013	Page 19 of 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: July 25, 2013